UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-52055

RED METAL RESOURCES LTD.

(Exact name of registrant as specified in its charter)

1130 West Pender Street, Suite 555

Vancouver, British Columbia

Canada V6E 4A4

Telephone: 1.866.907.5403

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Shares Without Par Value

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities)	Rule 12h-6(d) ☐ (for successor registrants)

Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

Item 1.	Exchange Act Reporting History

A.	Red Metal Resources Ltd. (the "Company") first incurred the duty to file reports under Section 15(d) of the Exchange Act on June 14, 2006, upon the effectiveness of a registration statement on Form SB-2 filed by the Company under its former name, Red Lake Exploration, Inc. The Company was subsequently renamed Red Metal Resources Ltd. on August 27, 2008, and on February 10, 2021 continued from the State of Nevada to the Province of British Columbia, Canada.

B.	The Company has filed or submitted all reports required under Exchange Act Section 13(a) or Section 15(d) and the corresponding Commission rules for the 12 months preceding the filing of this Form 15F. The Company filed its most recent annual report on Form 20-F for the fiscal year ended January 31, 2025 on June 2, 2025. The Company has filed all required reports on Form 6-K during the applicable 12-month period.

Item 2.	Recent United States Market Activity

The Company has not sold securities in the United States in a registered offering under the Securities Act of 1933, as amended (the "Securities Act"), during the 12 months preceding the filing of this Form 15F.

Item 3.	Foreign Listing and Primary Trading Market

A.	The primary trading market for the Company's common shares without par value (the "Common Shares") is in Canada on the Canadian Securities Exchange ("CSE"), where the Common Shares trade under the symbol RMES. The Common Shares also trade outside the United States in Germany on the Frankfurt Stock Exchange ("FSE") under the symbol I660.

B.	The Common Shares have been listed on the CSE since February 22, 2023 and on the FSE since February 28, 2023. The Company has maintained a listing of its Common Shares on the CSE for at least the 12 months preceding the filing of this Form 15F.

C.	During the 12-month period from April 29, 2025 to April 29, 2026 (the "Applicable Period"), trading on the CSE accounted for approximately 92.93% of the worldwide average daily trading volume of the Common Shares. Accordingly, the Company's primary trading market for the Common Shares was in Canada on the CSE during the Applicable Period.

Item 4.	Comparative Trading Volume Data

The Company's trading volume data relied upon under Rule 12h-6(a)(4)(i) of the Exchange Act are as follows:

A.	The Applicable Period is the recent 12-month period from April 29, 2025 to April 29, 2026, used to meet the requirements of Rule 12h-6(a)(4)(i).

B.	During the Applicable Period, the average daily trading volume of the Common Shares in the United States (OTC Markets, ticker: RMESF) was 1,376.4 Common Shares per day, and the worldwide average daily trading volume was 138,486.1 Common Shares per day across all markets.

C.	During the Applicable Period, the average daily trading volume of the Common Shares in the United States represented approximately 0.99% of the worldwide average daily trading volume of the Common Shares, which is less than 5% of the worldwide average daily trading volume as required by Rule 12h-6(a)(4)(i).

D.	Not applicable.

E.	Not applicable.

F.	The Company used Yahoo Finance (https://finance.yahoo.com) as the source of trading volume information for purposes of determining whether it meets the requirements of Rule 12h-6 under the Exchange Act.

Item 5.	Alternative Record Holder Information

Not applicable.

Item 6.	Debt Securities

Not applicable.

Item 7.	Notice Requirement

A.	Pursuant to Rule 12h-6(h) under the Exchange Act, the Company published a notice disclosing its intent to terminate its registration of the Common Shares under Section 12(g) of the Exchange Act and its reporting obligations under Section 13(a) and Section 15(d) of the Exchange Act concurrently with the filing of this Form 15F.

B.	The Company disseminated the notice in the United States and Canada by means of a press release (the "Press Release") published via Newsfile Corp. The Company has submitted a copy of the Press Release under cover of a Form 6-K filed concurrently with this Form 15F. A copy of the Press Release is attached as Exhibit 99.1 to this Form 15F.

Item 8.	Prior Form 15 Filers

Not applicable.

PART II

Item 9.	Rule 12g3-2(b) Exemption

All information required to be published pursuant to Rule 12g3-2(b)(1)(iii) will be available through the System for Electronic Document Analysis and Retrieval+ (SEDAR+) at its website at www.sedarplus.com and on the Company's website at www.redmetalresources.com.

PART III

Item 10.	Exhibits

Exhibit 99.1	Press Release of Red Metal Resources Ltd. dated May 13, 2026

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)        The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)        Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)        It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Red Metal Resources Ltd. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Red Metal Resources Ltd. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Date: May 13, 2026

RED METAL RESOURCES LTD.

By:	/s/ Caitlin Jeffs
Name:	Caitlin Jeffs
Title:	Chief Executive Officer